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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           AVERY DENNISON CORPORATION
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    053611109
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                                 (CUSIP Number)


                           Robert G. van Schoonenburg
                                    Secretary
                           Avery Dennison Corporation
                        150 North Orange Grove Boulevard
                           Pasadena, California 91103
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                February 17, 1998
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement:  [ ]


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
1.       Name of Reporting Person

         Wachovia Bank, N.A., as Trustee
         for the Avery Dennison Corporation Employee Stock Benefit Trust

         S.S. or I.R.S. Identification Number of Above Person: 56-1998070
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2.       Check the Appropriate Box if a Member of a Group                                                 (a)[ ]

         Not Applicable                                                                                   (b)[ ]
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3.       SEC Use Only

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4.       Source of Funds   SC, OO
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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]
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6.       Citizenship or Place of Organization:  Delaware
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Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:  0

8.       Shared Voting Power:  16,144,777

9.       Sole Dispositive Power:  0

10.      Shared Dispositive Power:  16,144,777
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  16,144,777
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
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13.      Percent of Class Represented by Amount in Row:   13.6% as of 2/17/98
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14.      Type of Reporting Person:  BK, EP
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

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The filing of this statement on Schedule 13D by the Avery Dennison Corporation
Employee Stock Benefit Trust (the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or Wachovia Bank, N.A., as trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Statement relates is the Common Stock, $1.00 par value (the "Common Stock"), of Avery Dennison Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 150 North Orange Grove Boulevard, Pasadena, California 91103.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by the Trust. The business address of the Trust is c/o Wachovia Bank, N.A., 101 North Main Street, Winston-Salem, North Carolina 27150. The address of the Trustee is 101 North Main Street, Winston-Salem, North Carolina 27150. The Trust is a trust organized under the laws of the State of Delaware. The Trustee is a national banking association organized under the laws of the United States.

During the past five years, neither the Trust nor the Trustee has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 24, 1996, the Issuer and the Trustee, as trustee for the Trust, entered into a trust agreement creating the Trust (the "Trust Agreement"), and the Issuer sold 9,000,000 shares of Common Stock to the Trust pursuant to the terms of a common stock purchase agreement (the "Common Stock Purchase Agreement") between the Issuer and the Trustee, as trustee for the Trust,


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in exchange for a promissory note in the amount of $564,750,000 (the "Note"). A stock split on December 20, 1996, (effected in the form of a 100% stock dividend) resulted in an additional 9,000,000 shares in the trust. The Note bears interest at the rate of 8% per annum and is payable in quarterly installments through January 1, 2011. Principal and interest on the Note are expected to be repaid through contributions to the Trust by the Issuer and dividends received on the shares of Common Stock issued to the Trust.

ITEM 4. PURPOSE OF TRANSACTION

The Issuer has advised the Trustee that the Trust was created to satisfy future obligations under existing benefit plans, including stock plans, 401(k) plans, and other employee benefit plans as designated by the company and to foster employee ownership in the Issuer. The Trust was created with an intent to motivate employees and thus to enhance the Issuer's long-term performance, thereby benefiting all stockholders of the Issuer. The Issuer has further advised the Trustee that the Issuer is aware that the creation of the trust and the purchase of shares of Common Stock by the Trust may have certain antitakeover effects. The Trust owns approximately 13.6% of the Company's outstanding shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Trust holds 16,144,777 shares of Common Stock or approximately 13.6% of the Company's outstanding shares of Common Stock, as to which it may be deemed to have shared voting and dispositive power. The shares will be allocated during the course of the year or in following years as provided in the Trust Agreement. The Issuer has advised the Trustee that the Issuer's contributions to the plans, as defined in the Trust Agreement ("Plans"), will be decreased by the value of the shares allocated to the Plans from the Trust.

The filing of this Statement on Schedule 13D by the Trust does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

The Issuer and the Trustee, as trustee for the Trust, have entered into the Trust Agreement and the Common Stock Purchase Agreement, and the Trustee, as trustee for the Trust, has issued the Note to the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The Trust Agreement, the Common Stock Purchase Agreement and the Note have previously been filed as Exhibits under Form 8K filed by Issuer on October 25, 1996. That filing is incorporated by reference herein.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: March 2, 1998



WACHOVIA BANK, N.A., TRUSTEE


/s/ Joe O. Long
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NAME:  Joe O. Long
TITLE: Senior Vice President